July 16, 2024

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
COOPER COMPANIES, INC.
6101 Bollinger Canyon Road, Suite 500
San Ramon, California 94583

       Re: COOPER COMPANIES, INC.
           Form 10-K for Fiscal Year Ended October 31, 2023
           Form 8-K Filed May 30, 2024
           Response Letter Dated July 8, 2024
           File No. 001-08597
Dear Brian G. Andrews:

       We have reviewed your July 8, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Form 10-K for Fiscal Year Ended October 31, 2023
Consolidated Statements of Income

1. We note your response to comment 1. Given that you initially stated in your response letter dated May 22, 2024 related to comment 3 that you would revise the cost of sales line item to include the parenthetical to note that it excludes amortization of intangibles and remove the gross profit subtotal and now have concluded that the missing amortization of intangibles is immaterial and will no longer comply with the requirements in Item 10(e)(1)(ii)(C) of Regulation S-K and SAB Topic 11:B, please provide us with your full materiality analysis in accordance with SAB Topic 1:M that includes how you calculated the amount of excluded intangible asset amortization given that a portion of the composite intangible asset includes a technology component.
 July 16, 2024
Page 2


Note 1. Organization and Significant Accounting Policies
Revenue Recognition

2. We note your response to comment 2. Considering the significance of total consolidated revenue to the Consolidated Statements of Income and the other financial statements provided, please provide us with a comprehensive materiality analysis prepared in accordance with SAB Topic 1:M to clearly demonstrate that your service revenues are immaterial to your consolidated financial statements, including the amount of revenues and associated costs and income being recognized for each period presented including your subsequent interim periods. Also, provide us with your accounting policy for your revenues. To the extent that you conclude the service revenues are material to your consolidated financial statements, we continue to request that you provide the disclosures for revenues related to the various services you provide including (a) identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 and 50-
       12A, (b) significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with reference to ASC 606-
       10-50-18, and (c) variable consideration and any other obligations with reference to ASC
       606-10-50- 20.

Form 8-K Filed May 30, 2024
Exhibit 99.1

3. We note your response to comment 7 that the $106.5 million and $42.3 million intra-
       entity asset transfers adjustment to arrive at non-GAAP Net Income is to realize the income tax benefit based on the amortization of these assets. Please provide us with a more comprehensive understanding of what the nature of this adjustment is, what you are trying to convey with it, and how the amount is determined for each period presented. As part of your response, tell us your consideration of the guidance in Question 100.04 of the
       Non-GAAP Financial Measures Compliance and Disclosure Interpretations.



       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services